UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of   April 2007

<u>ZENA CAPITAL CORP.</u>

(Name of Registrant)

<u>750 West Pender Street, #604, Vancouver, British Columbia V6C 2T7</u>
(Address of Principal Executive Office)

1. Material Change Report and News Release: April 18, 2007

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F
or Form 40-F.   Form 20-F <u>xxx</u>   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):   ____

Indicate by check mark whether the Registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under Securities Exchange Act of 1934.
                      Yes ___   No <u>xxx</u>

Form 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 REPORTING ISSUER

ZENA CAPITAL CORP
(the "Company")
604 – 750 West Pender Street
Vancouver, BC V6C 2T7

ITEM 2 DATE OF MATERIAL CHANGE

April 18, 2007

ITEM 3 PRESS RELEASES

Issued April 18, 2007 at Vancouver, BC

ITEM 4 SUMMARY OF MATERIAL CHANGE

1. The TSX.V has accepted for filing five promissory note agreements dated March 27, 2007.

2. Convertible debentures outstanding totalling $100,000 were converted on November 30, 2006.

3. The Company extracted and crushed approximately 50 tonnes of barite ore as a test sample.

ITEM 5 FULL DESCRIPTION OF MATERIAL CHANGE

Zena Capital Corp (the "Company") announces that the Toronto Stock Exchange - Venture has accepted for filing five promissory note agreements (the "Notes") dated March 27, 2007 entered into between the Company and its wholly-owned subsidiary Rock Creek Minerals Inc. ("Rock Creek") and each of Global Capital Group LLC, Greg Burnett (a significant shareholder), Alan Crawford (director of the Company) and two companies each individually controlled by Kevin Hanson and Terry Amisano (directors of the Company) (the "Lenders"). Pursuant to the Notes, each Lender will provide a loan of $20,000 to the Company, for a total of $100,000. The Notes are payable on demand and bear interest of 15% per year payable annually on the anniversary date of the Notes. The Notes are secured against the assets of Rock Creek and the Company. The Company expects to have this funding completed in the next two weeks. The proceeds of this financing will be applied to exploration on the Company's industrial mineral property and for general working capital purposes.

The Company also advises that convertible debentures outstanding totalling $100,000 were converted on November 30, 2006 at $.1017 per share for 983,605 common shares. There were no warrants issued on this conversion. $80,000 of the debentures was due to related parties, including Terry Amisano, Brenda Hanson, Greg Burnett and Alan Crawford.

The Company also advises that after obtaining access to its mineral claims in October 2006, located in the Bridesville/Rock Creek area in British Columbia, the Company extracted and crushed approximately 50 tonnes of barite ore as a test sample, which is intended to be used for market suitability testing and for delivery to potential purchasers. The Company is currently seeking contracts for the sale of this industrial mineral and in that regard, during March 2007, entered into a confidentiality agreement with a company to negotiate with each other concerning the sale of mining assets, sale of materials from the mineral property and/or any other venture between the two parties.

Rock Creek is continuing with its claim against the landowner and defence of a counterclaim filed against Rock Creek by the landowner. The Company views the counterclaim as frivolous and is confident that it will be successful in its defence. The Company may also seek to recover from the applicable responsible parties, including the landowner and the B.C. Ministry of Energy, any financial loss that arose from the unreasonable delay in obtaining access and work permits.

ITEM 6 RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7 OMITTED INFORMATION

Not applicable.

ITEM 8 EXECUTIVE OFFICER

Terry Amisano, President at (604) 689-0188

ITEM 9 DATE OF REPORT

April 18, 2007

ZENA CAPITAL CORP.

604 – 750 West Pender Street
Vancouver, B.C.
V6C 2T7

April 18, 2007

FOR IMMEDIATE RELEASE   Trading Symbol: (TSX-V: ZCC)

Vancouver, B.C. - Zena Capital Corp (the "Company") announces that the Toronto Stock Exchange - Venture has accepted for filing five promissory note agreements (the "Notes") dated March 27, 2007 entered into between the Company and its wholly-owned subsidiary Rock Creek Minerals Inc. ("Rock Creek") and each of Global Capital Group LLC, Greg Burnett (a significant shareholder), Alan Crawford (director of the Company) and two companies each individually controlled by Kevin Hanson and Terry Amisano (directors of the Company) (the "Lenders"). Pursuant to the Notes, each Lender will provide a loan of $20,000 to the Company, for a total of $100,000. The Notes are payable on demand and bear interest of 15% per year payable annually on the anniversary date of the Notes. The Notes are secured against the assets of Rock Creek and the Company. The Company expects to have this funding completed in the next two weeks. The proceeds of this financing will be applied to exploration on the Company's industrial mineral property and for general working capital purposes.

The Company also advises that convertible debentures outstanding totalling $100,000 were converted on November 30, 2006 at $.1017 per share for 983,605 common shares. There were no warrants issued on this conversion. $80,000 of the debentures was due to related parties, including Terry Amisano, Brenda Hanson, Greg Burnett and Alan Crawford.

The Company also advises that after obtaining access to its mineral claims in October 2006, located in the Bridesville/Rock Creek area in British Columbia, the Company extracted and crushed approximately 50 tonnes of barite ore as a test sample, which is intended to be used for market suitability testing and for delivery to potential purchasers. The Company is currently seeking contracts for the sale of this industrial mineral and in that regard, during March 2007, entered into a confidentiality agreement with a company to negotiate with each other concerning the sale of mining assets, sale of materials from the mineral property and/or any other venture between the two parties.

Rock Creek is continuing with its claim against the landowner and defence of a counterclaim filed against Rock Creek by the landowner. The Company views the counterclaim as frivolous and is confident that it will be successful in its defence. The Company may also seek to recover from the applicable responsible parties, including the landowner and the B.C. Ministry of Energy, any financial loss that arose from the unreasonable delay in obtaining access and work permits.

ZENA CAPITAL CORP.

"Kevin Hanson"
Kevin Hanson, Director

For further information please contact:
Kevin Hanson
604-689-0188

khanson@amisanohanson.com

No Canadian stock exchange has approved or disapproved the contents of this release

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Jet Gold Corp. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof, and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Zena Capital Corp. -- SEC File No. 000-50829
(Registrant)

Date: April 26, 2007   By /s/ Terry Amisano_____
                          Terry Amisano, President/Director